EXHIBIT 99.17
                                                                   -------------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
           [ADVANTAGE LOGO OMITTED]
--------------------------------------------------------------------------------


                        CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                       March 31, 2005            December 31, 2004
---------------------------------------------------------------------------------------------------------
                                                               (unaudited)            (restated - note 1)
ASSETS

Current assets
     Accounts receivable                                      $    48,241                $     48,961

Fixed assets
     Property and equipment                                     1,223,829                   1,190,552
     Accumulated depletion and depreciation                      (287,981)                   (253,506)
---------------------------------------------------------------------------------------------------------

                                                                  935,848                     937,046
Goodwill                                                           47,728                      47,244
---------------------------------------------------------------------------------------------------------

                                                              $ 1,031,817                $  1,033,251
=========================================================================================================

LIABILITIES

Current liabilities
     Accounts payable and accrued liabilities                 $    68,289                $     91,165
     Cash distributions payable to Unitholders                     16,024                      12,419
     Current portion of capital lease obligations (note 2)          7,331                       1,785
     Hedging liability (note 6)                                    11,280                         214
     Bank indebtedness (note 3)                                         -                     267,054
---------------------------------------------------------------------------------------------------------

                                                                  102,924                     372,637
---------------------------------------------------------------------------------------------------------

Capital lease obligations (note 2)                                  1,616                       7,606
Bank indebtedness (note 3)                                        196,362                           -
Convertible debentures (notes 1 and 4)                            133,297                     136,433
Asset retirement obligations                                       17,955                      17,503
Future income taxes                                               107,165                     112,266
---------------------------------------------------------------------------------------------------------

                                                                  559,319                     646,445
=========================================================================================================

UNITHOLDERS' EQUITY

Unitholders' capital (note 5i)                                    670,797                     515,544
Exchangeable shares (note 5ii)                                      3,728                      30,842
Convertible debentures equity component (notes 1 and 4)             6,583                       6,764
Contributed surplus                                                 1,036                       1,036
Accumulated income                                                106,710                     102,637
Accumulated cash distributions                                   (316,356)                   (270,017)
---------------------------------------------------------------------------------------------------------

                                                                  472,498                     386,806
---------------------------------------------------------------------------------------------------------

                                                               $1,031,817                $  1,033,251
=========================================================================================================

see accompanying Notes to Consolidated Financial Statements

ADVANTAGE ENERGY INCOME FUND                                         PAGE 2 OF 8


CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                                          Three                  Three
                                                                      months ended           months ended
(thousands of dollars, except for per Unit amounts) (unaudited)      March 31, 2005         March 31, 2004
-------------------------------------------------------------------------------------------------------------
                                                                                          (restated - note 1)
REVENUE

     Petroleum and natural gas                                         $   83,209            $    53,836
     Unrealized hedging loss (note 6)                                     (11,066)               (11,057)
     Royalties, net of Alberta Royalty Credit                             (16,365)               (10,552)
-------------------------------------------------------------------------------------------------------------

                                                                           55,778                 32,227
=============================================================================================================

EXPENSES

     Operating                                                             13,030                  8,320
     General and administrative                                             1,463                    846
     Management fee                                                           807                    525
     Performance incentive (note 7)                                             -                  1,400
     Interest                                                               2,609                  1,278
     Interest and accretion on convertible debentures                       3,401                  2,524
     Depletion, depreciation and accretion                                 34,766                 20,346
-------------------------------------------------------------------------------------------------------------

                                                                           56,076                 35,239
-------------------------------------------------------------------------------------------------------------

Income (loss) before taxes                                                   (298)                (3,012)

Future income tax recovery                                                 (5,101)                (7,775)
Income and capital taxes                                                      730                    315
-------------------------------------------------------------------------------------------------------------

                                                                           (4,371)                (7,460)
-------------------------------------------------------------------------------------------------------------

Net income                                                                  4,073                  4,448

Accumulated income, beginning of period as previously reported             93,451                 73,137

Effect of change in accounting for convertible debentures (note 1)          9,186                  5,530
-------------------------------------------------------------------------------------------------------------

Accumulated income, beginning of period as restated                       102,637                 78,667
-------------------------------------------------------------------------------------------------------------

Accumulated income, end of period                                      $  106,710            $    83,115
=============================================================================================================

Net income per Trust Unit
     Basic  and diluted                                                $     0.07            $      0.12
=============================================================================================================

see accompanying Notes to Consolidated Financial Statements

ADVANTAGE ENERGY INCOME FUND                                         PAGE 3 OF 8


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Three                  Three
                                                                      months ended           months ended
(thousands of dollars) (unaudited)                                   March 31, 2005         March 31, 2004
-------------------------------------------------------------------------------------------------------------
                                                                                          (restated - note 1)
Operating Activities

Net income                                                              $  4,073               $   4,448
Add (deduct) items not requiring cash:
   Non-cash performance incentive (note 7)                                     -                   1,400
   Future income taxes                                                    (5,101)                 (7,775)
   Unrealized hedging loss (note 6)                                       11,066                  11,057
   Accretion on convertible debentures                                       551                     424
   Depletion, depreciation and accretion                                  34,766                  20,346
-------------------------------------------------------------------------------------------------------------

Funds from operations                                                     45,355                  29,900
Expenditures on asset retirement                                            (407)                    (62)
Changes in non-cash working capital                                       (6,340)                 (8,332)
-------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                                     38,608                  21,506
=============================================================================================================

Financing Activities

Units issued, net of costs (note 5i)                                     107,701                     116
Increase (decrease) in bank debt                                         (70,692)                 33,187
Reduction of capital lease obligations                                      (444)                    (78)
Cash distributions to Unitholders                                        (42,734)                (25,934)
-------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities                           (6,169)                  7,291
=============================================================================================================

Investing Activities

Expenditures on property and equipment                                   (32,715)                (30,202)
Property acquisitions                                                        (28)                      -
Property dispositions                                                         34                     791
Purchase adjustment of Defiant Energy acquisition                           (484)                      -
Changes in non-cash working capital                                          754                     614
-------------------------------------------------------------------------------------------------------------

Cash used in investing activities                                        (32,439)                (28,797)
=============================================================================================================

Net change in cash                                                             -                       -

Cash, beginning of period                                                      -                       -
-------------------------------------------------------------------------------------------------------------

Cash, end of period                                                     $      -               $       -
=============================================================================================================

Supplementary Cash Flow Information

   Taxes paid                                                           $    597               $     316
   Interest paid                                                        $  6,085               $   2,915

see accompanying Notes to Consolidated Financial Statements

ADVANTAGE ENERGY INCOME FUND                                         PAGE 4 OF 8


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005 (unaudited)

All tabular amounts in thousands except for Units and per Unit amounts

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2004 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2004 as set out in Advantage's Annual Report.

1.   CHANGE IN ACCOUNTING POLICIES

     (a) FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE
     Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

     The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     BALANCE SHEETS                                                     December 31, 2004         December 31, 2003
     --------------------------------------------------------------------------------------------------------------
     Current liabilities

       Accounts payable and accrued liabilities                           $    16,570                $    19,592

     Long-term liabilities
       Convertible debentures                                             $   136,433                $    91,304
     Unitholders' equity
       Convertible debentures                                             $  (148,450)               $   (99,984)
       Convertible debentures equity component                            $     6,764                $     4,726
       Unitholders' capital                                               $   (20,503)               $   (21,168)
       Accumulated income                                                 $     9,186                $     5,530


                                                                       Three months ended            Year ended
     STATEMENTS OF INCOME                                                March 31, 2004           December 31, 2004
     --------------------------------------------------------------------------------------------------------------

     Interest and accretion on convertible debentures                     $     2,524                $    10,425
     --------------------------------------------------------------------------------------------------------------

     Net income                                                           $    (2,524)               $   (10,425)

     Basic and diluted net income per Unit                                $     (0.01)               $     (0.04)

ADVANTAGE ENERGY INCOME FUND                                         PAGE 5 OF 8


     (b) EXCHANGEABLE SHARES
     The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts" in January 2005. The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Fund's interpretation is that the exchangeable shares issued complies with the established criteria and is presented as a component of unitholders' equity. In March 2005, the Emerging Issues Committee amended EIC-151 which will be effective for periods ending on June 30, 2005. The revised standard will result in the Fund reclassifying exchangeable shares from equity to non-controlling interest given that the exchangeable shares are transferable, although not publicly traded. An expense is recorded that reflects the earnings attributable to the non-controlling interest. As exchangeable shares are converted to Trust Units, the non-controlling interest on the balance sheet is reclassified to unitholders' capital. The Fund will retroactively implement the revised standard for the interim period ending June 30, 2005.

2.   CAPITAL LEASE OBLIGATIONS
     The Fund has capital leases on a variety of property and equipment. Future minimum lease payments at March 31, 2005 consist of the following:

     2005                                         $   7,415
     2006                                               443
     2007                                             1,364
     --------------------------------------------------------
                                                  $   9,222
     Less amounts representing interest                (275)
     --------------------------------------------------------
                                                      8,947
     Current portion                                 (7,331)
     --------------------------------------------------------
                                                  $   1,616
     ========================================================

     In May 2005, Advantage repaid two capital lease obligations for $6.8 million that were assumed from the acquisition of Defiant Energy Corporation in 2004. As a result of this repayment, these two capital leases have been classified as current liabilities as at March 31, 2005.

3.   BANK INDEBTEDNESS

     In May 2005, Advantage renewed a credit facility agreement with a syndicate of Canadian chartered banks which provides for a $325 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2006. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. Given the change in the maturity terms, the bank indebtedness has been classified as a long-term liability. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted.

ADVANTAGE ENERGY INCOME FUND                                         PAGE 6 OF 8


4.   CONVERTIBLE DEBENTURES

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Based on revised accounting standards (note 1), Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                             10.00%           9.00%            8.25%           7.75%            7.50%            Total
     ------------------------------------------------------------------------------------------------------------------
     Issue Date           Oct. 18, 2002   Jul. 8, 2003     Dec. 2, 2003   Sept. 15, 2004   Sept. 15, 2004
     Maturity Date        Nov. 1, 2007    Aug. 1, 2008     Feb. 1, 2009    Dec. 1, 2011     Oct. 1, 2009
     Conversion Price      $   13.30        $  17.00        $   16.50        $   21.00       $  20.25

     Liability component   $  52,722        $ 28,662        $  56,802        $  71,631       $ 47,444       $  257,261
     Equity component          2,278           1,338            3,198            3,369          2,556           12,739
     ------------------------------------------------------------------------------------------------------------------
     Gross proceeds           55,000          30,000           60,000           75,000         50,000          270,000
     Issuance costs          (2,495)         (1,444)          (2,588)          (3,190)        (2,190)         (11,907)
     ------------------------------------------------------------------------------------------------------------------
     Net proceeds          $  52,505        $ 28,556        $  57,412        $  71,810       $ 47,810       $  258,093
     ==================================================================================================================

     The balance of debentures outstanding at March 31, 2005 and changes in the liability and equity components during the three month period then ended are as follows:

                                        10.00%         9.00%         8.25%         7.75%         7.50%         Total
     ------------------------------------------------------------------------------------------------------------------
     Debentures outstanding          $   3,476      $   9,710     $  11,623     $  49,842     $  69,853     $144,504
     Liability component
       Balance at Dec. 31, 2004      $   3,923      $  10,388     $  12,237     $  45,548     $  64,337     $136,433
       Accretion of discount                16             46            56           152           281          551
       Converted to Trust Units          (618)        (1,312)       (1,493)         (144)         (120)      (3,687)
     ------------------------------------------------------------------------------------------------------------------
     Balance at Mar. 31, 2005        $   3,321      $   9,122     $  10,800     $  45,556     $  64,498     $133,297
     ------------------------------------------------------------------------------------------------------------------
     Equity component
       Balance at Dec. 31, 2004      $     163      $     472     $     675     $   2,444     $   3,010     $  6,764
       Converted to Trust Units           (26)           (60)          (82)           (8)           (5)        (181)
     ------------------------------------------------------------------------------------------------------------------
     Balance at Mar. 31, 2005        $     137      $     412     $     593     $   2,436     $   3,005     $  6,583
     ==================================================================================================================

     During the three months ended March 31, 2005 $3,946,000 debentures were converted resulting in the issuance of 242,554 Advantage Trust Units.

5.   UNITHOLDERS' EQUITY

     (i) UNITHOLDERS' CAPITAL

     (a) Authorized

     Unlimited number of voting Trust Units

     (b) Issued

                                                                           Number of Units                Amount
     ------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004 (restated - note 1)                         49,674,783               $    515,544
     2004 non-cash performance incentive                                         763,371                     16,570
     Issued on conversion of debentures                                          242,554                      3,868
     Issued on conversion of exchangeable shares                               1,297,926                     27,114
     Issued for cash, net of costs                                             5,250,000                    107,701
     ------------------------------------------------------------------------------------------------------------------
     Balance at March 31, 2005                                                57,228,634               $    670,797
     ==================================================================================================================

     On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

ADVANTAGE ENERGY INCOME FUND                                         PAGE 7 OF 8


     On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.7 million (net of Underwriters' fees and other issue costs of $6.0 million). The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

     (c) Trust Units Rights Incentive Plan

                                                            Series A                                 Series B
                                                    Number            Price                 Number              Price
     ------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                   85,000          $    5.05                225,000         $   16.75
     Reduction of exercise price                         -              (0.84)                     -             (0.84)
     ------------------------------------------------------------------------------------------------------------------
     Balance at March 31, 2005                      85,000          $    4.21                225,000         $   15.91
     ==================================================================================================================

     (ii) EXCHANGEABLE SHARES

     (a) Authorized

     AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares.

     (b) Issued

                                                                          Number of Shares                Amount
     ----------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                              1,450,030                $     30,842
     Converted to Trust Units                                                 (1,274,764)                    (27,114)
     ----------------------------------------------------------------------------------------------------------------
     Balance at March 31, 2005                                                   175,266                $      3,728
     ================================================================================================================

     Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.03775 at March 31, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five day weighted average unit price preceding the record date. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

     The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of Exchangeable Shares outstanding is less than 100,000, the Trust can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares.

6.   FINANCIAL INSTRUMENTS

     As at March 31, 2005 the Fund has the following hedges in place:

     Description of Hedge                  Term                  Volume                  Average Price
     -------------------------------------------------------------------------------------------------
     Natural gas - AECO
         Fixed price               April to October 2005      34,123 mcf/d               Cdn$7.45/mcf
         Collar                    April to October 2005      11,374 mcf/d        Floor  Cdn$6.86/mcf
                                                                                Ceiling  Cdn$8.18/mcf
         Collar                    April to October 2005      11,374 mcf/d        Floor  Cdn$7.02/mcf
                                                                                Ceiling  Cdn$8.02/mcf
     Crude oil - WTI
         Fixed price              April to September 2005     1,750 bbls/d               US$52.11/bbl
         Collar                    April to October 2005      1,750 bbls/d        Floor  US$47.00/bbl
                                                                                Ceiling  US$56.75/bbl

ADVANTAGE ENERGY INCOME FUND                                         PAGE 8 OF 8


     As at March 31, 2005 the settlement value of the hedges outstanding was approximately $11.3 million and has been charged to income as an unrealized hedging loss.

     7.  PERFORMANCE INCENTIVE

     The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. During interim periods no amount is paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance as the actual amount is only calculated and paid on an annual basis.

     The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2005 opening Unit price was $21.71 and cash distributions for the three months ended March 31, 2005 amounted to $0.84 per Trust Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. No performance fee has been accrued for the period as the total annual return was less than the 8% prorated threshold. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.